November 30, 2018

Patrick Dugan
Chief Financial Officer
Westinghouse Air Brake Technologies Corporation
1001 Air Brake Avenue
Wilmerding, PA 15148

       Re: Westinghouse Air Brake Technologies Corporation
           Amendment No. 2 to
           Registration Statement on Form S-4
           Filed November 21, 2018
           File No. 333-227444

Dear Mr. Dugan:

      We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Form S-4

Material U.S. Federal Income Tax Consequences of the Distribution and the Merger to GE
Stockholders, page 79

1. Please name tax counsel here and clarify to the extent that the discussion on page 80 under
       "The Distribution" and "The Merger" represents respective counsels' opinions. Also remove the implication in the carryover paragraph on pages 79-80 that GE stockholders are not entitled to rely on the tax opinions.
Exhibits

2. Prior to effectiveness, please file executed versions of exhibits 8.1 and 8.2.
 Patrick Dugan
Westinghouse Air Brake Technologies Corporation
November 30, 2018
Page 2
3. Refer to Exhibit 8.2. Please have counsel revise the second paragraph on page 2 to clarify that the discussion of material U.S. federal income tax consequences is counsel's opinion.
      As currently drafted, counsel appears to opine on the manner in which the material tax consequences are described in the prospectus. For guidance, see section III.C.2 of Staff
      Legal Bulletin No. 19 (Oct. 14, 2011).
       Please contact J. Nolan McWilliams at (202) 551-3217 or John Dana Brown at
(202) 551-3859 with any questions you may have.



                                                           Sincerely,
FirstName LastNamePatrick Dugan
                                                    Division of Corporation
Finance
Comapany NameWestinghouse Air Brake Technologies Corporation
                                                    Office of Transportation
and Leisure
November 30, 2018 Page 2
cc:       Peter E. Devlin, Esq.
FirstName LastName